SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2002

or

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the transition period from                  to

Commission File Number: 0-27384

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Capital Corp of the West

401 (k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CAPITAL CORP OF THE WEST

(Exact name of registrant as specified in its charter)

550 West Main, Merced, CA  95340

(Address of principal executive offices)

Registrant’s telephone number, including area code:    (209) 725-2200

Former name, former address and former fiscal year, if changed since last report:  Not applicable

TABLE OF CONTENTS

Consent of Independent Accountants

Independent Auditors’ Report

Financial Statements

Statement of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits with Fund Information

Notes to Financial Statements

Supplementary Information

Schedule H, PART IV – Form 5500, 2002 - Schedule of Assets Held for Investment Purposes

Officer Signatures

July 15, 2003

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement of Capital Corp of the West, Inc. on Form S-8 of our report dated July 15, 2003, with respect to the financial statements and schedules of the Capital Corp of the West, Inc. Stock Bonus Employee Stock Ownership Plan and 401(k) Plan included in the annual report for the plan for the plan years ended December 31, 2002 and 2001, as filed on Form 11-K with the Securities and Exchange Commission.  We also consent to the use of our name on our report, dated July 15, 2003, with respect to the financial statements and schedules of the Capital Corp of the West, Inc. Stock Bonus Employee Stock Ownership Plan and 401(k) Plan for the years ended December 31, 2002 and 2001, included in the Annual Report on Form 11-K which is filed electronically with the Securities and Exchange Commission.

Cassabon, McIlhatton & Associates, LLP

Certified Public Accountants

July 15, 2003

To the Trustees of

Capital Corp of the West

401(k) Plan

Independent Auditors’ Report

We have audited the accompanying statements of net assets available for benefits of Capital Corp of the West 401(k) Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Capital Corp of the West 401(k) Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental information included in Schedule H – Financial Information (IRS Form 5500) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fresno and Merced,

California

CAPITAL CORP OF THE WEST

401(k) PLAN

FINANCIAL STATEMENTS,

SUPPLEMENTARY INFORMATION,

AND

INDEPENDENT AUDITORS’ REPORT

DECEMBER 31, 2002 AND 2001

CAPITAL CORP OF THE WEST

401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Assets

Investments:

At fair value - (Note 2)
Shares of registered investment companies:
Great West Life funds	$1,674,930	$1,610,345
Capital Corp of the West company stock	2,776,474	1,496,122
Participant notes receivable	21,975	16,280

	$4,473,379	$3,122,747
Receivables:

Employers’ contributions	53,366	26,143

Cash	4,811	65

Total Assets	4,531,556	3,148,955

Net Assets Available for Benefits	$4,531,556	$3,148,955

CAPITAL CORP OF THE WEST

401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Participant Directed
	Guaranteed Certificate Fund 1GCF36M	Guaranteed Certificate Fund 1GCF60M	Janus Advisor Worldwide 1IWSJAW	Short Term Fund I 1MMF-I	American Century Ultra 1LGRULT	AIM Constellation 1LGRCON	Orchard Index 600 1SBLO16	Maxim Growth Index 1LGRXGI
Additions to Net Assets attributed to:
Investment income
Net appreciation (depreciation)in fair value of investment	$—	$—	$(1,719)	$—	$(27,497)	$(29,970)	$(7,475)	$(13,733)
Interest and dividends	758	77	—	360	—	—	—	—
	758	77	(1,719)	360	(27,497)	(29,970)	(7,475)	(13,733)
Contributions:
Participants’	5,952	11	628	—	19,698	28,718	10,373	7,516
Rollovers	—	—	7,078	—	17,694	—	7,078	—
Employer	—	—	—	—	—	—	—	—

Total Additions	6,710	88	5,987	360	9,895	(1,252)	9,976	(6,217)

Deductions from net assets attributed to:
Benefits paid to participants	—	—	5,651	1,771	18,484	6,563	26,786	890
Administrative expenses	—	—	—	—	—	—	—	—

Total Deductions	—	—	5,651	1,771	18,484	6,563	26,786	890

Net increase (decrease) prior to inter-fund transfers	6,710	88	336	(1,411)	(8,589)	(7,815)	(16,810)	(7,107)
Inter-fund transfers	8,680	—	333	—	(8,859)	(4,314)	703	(3,537)

Net increase (decrease)	15,390	88	669	(1,411)	(17,448)	(12,129)	(16,107)	(10,644)

Net assets available for benefits:

Beginning	15,098	1,676	—	9,481	96,959	102,933	34,869	50,314

Ending	$30,488	$1,764	$669	$8,070	$79,511	$90,804	$18,762	$39,670

See accompanying notes and independent auditors’ report

	Participant Directed
	Maxim Small-Cap Value 1SVAXLS	The Lord Abbett Developing Growth Fund 1SGRLDG	Maxim US Govt Mort Sec 1BIMXUS	Maxim Bond Index 1BIMXBI	Maxim Corporate Loomis Sayles Bond 1BMSXLC	Maxim Global Bond 1BINXDG	Maxim Short-term Maturity 1BSHXST
Additions to Net Assets attributed to:
Investment income
Net appreciation (depreciation) in fair value of investment	$(3,451)	$(7,583)	$5,037	$2,574	$4,013	$745	$1,324
Interest and dividends	—	—	—	—	—	—	—
	(3,451)	(7,583)	5,037	2,574	4,013	745	1,324

Contributions:
Participants’	6,827	6,117	13,840	5,851	9,214	643	2,739
Rollovers	—	—	—	—	10,616	—	—
Employer	—	—	—	—	—	—	—

Total Additions	3,376	(1,466)	18,877	8,425	23,843	1,388	4,063

Deductions from net assets attributed to:
Benefits paid to participants	—	—	3,859	—	38,142	—	—
Administrative expenses	—	—	—	—	—	—	—

Total Deductions	—	—	3,859	—	38,142	—	—

Net increase (decrease) prior to inter-fund transfers	3,376	(1,466)	15,018	8,425	(14,299)	1,388	4,063
Inter-fund transfers	1,608	(1,385)	(2,710)	23,558	—	12,019	—

Net increase (decrease)	4,984	(2,851)	12,308	31,983	(14,299)	13,407	4,063

Net assets available for benefits:

Beginning	9,443	21,874	52,910	17,148	33,596	2,696	23,908

Ending	$14,427	$19,023	$65,218	$49,131	$19,297	$16,103	$27,971

See accompanying notes and independent auditors’ report

	Participant Directed
	Orchard Index 500 1LBLO15	AIM Weingarten 1LGRWIN	Maxim Ariel Small Cap Value 1SVAXAS	Maxim Mid Cap T.Rowe Price 1MGRXTM	Maxim Founder’s Growth & Income 1LBLXFG	AIM Charter 1LBLCHA	Maxim Value Index 1LVAXVI
Additions to Net Assets attributed to:
Investment income
Net appreciation (depreciation)in fair value of investment	$(15,718)	$(32,145)	$(4,067)	$(10,692)	$(3,151)	$(24,315)	$(19,956)
Interest and dividends	—	—	—	—	—	—	—

	(15,718)	(32,145)	(4,067)	(10,692)	(3,151)	(24,315)	(19,956)

Contributions:
Participants’	20,742	37,894	26,975	16,199	2,983	37,633	19,032
Rollovers	—	—	7,078	7,078	—	—	—
Employer	—	—	—	—	—	—	—

Total Additions	5,024	5,749	29,986	12,585	(168)	13,318	(924)

Deductions from net assets attributed to:
Benefits paid to participants	2,159	7,494	6,591	5,751	169	10,048	4,778
Administrative expenses	—	—	—	—	—	—	—

Total Deductions	2,159	7,494	6,591	5,751	169	10,048	4,778

Net increase (decrease) prior to inter-fund transfers	2,865	(1,745)	23,395	6,834	(337)	3,270	(5,702)
Inter-fund transfers	6,823	(1,469)	6,908	(1,426)	—	(37,725)	33

Net increase (decrease)	9,688	(3,214)	30,303	5,408	(337)	(34,455)	(5,669)

Net assets available for benefits:

Beginning	56,411	84,270	21,896	32,580	10,572	144,835	79,158

Ending	$66,099	$81,056	$52,199	$37,988	$10,235	$110,380	$73,489

The accompanying notes are an integral part of these financial statements.

	Participant Directed
	Oakmark Select II 1MVAOS2	Putnam Global Growth 1IWSPGC	Maxim Invesco ADR 1IFSXIA	Fidelity Advisor Overseas 1IFSFAO	Maxim Index Pacific Fund 1IPAXIP	Maxim Index European Fund 1IEUXIE	Maxim Money Market 1CMMXMM
Additions to Net Assets attributed to:
Investment income
Net appreciation (depreciation) in fair value of investment	$(3,740)	$(21,282)	$(287)	$(1,057)	$(657)	$(418)	$191
Interest and dividends	—	—	—	—	—	—	—
	(3,740)	(21,282)	(287)	(1,057)	(657)	(418)	191
Contributions:
Participants’	14,612	24,388	678	1,306	1,388	328	29,678
Rollovers	7,078	—	—	—	—	—	7,078
Employer	—	—	—	—	—	—	—

Total Additions	17,950	3,106	391	249	731	(90)	36,947

Deductions from net assets attributed to:
Benefits paid to participants	6,119	17,074	—	1,360	—	1,040	8,732
Administrative expenses	—	—	—	—	—	—	—

Total Deductions	6,119	17,074	—	1,360	—	1,040	8,732

Net increase (decrease) prior to inter-fund transfers	11,831	(13,968)	391	(1,111)	731	(1,130)	28,215
Inter-fund transfers	11,860	(14,098)	—	—	87	64	(6,648)

Net increase (decrease)	23,691	(28,066)	391	(1,111)	818	(1,066)	21,567

Net assets available for benefits:

Beginning	1,295	84,991	1,646	4,127	3,235	1,814	35,415

Ending	$24,986	$56,925	$2,037	$3,016	$4,053	$748	$56,982

See accompanying notes and independent auditors’ report

	Participant Directed
	Profile Series I 1PBAXP1	Putnam Growth & Income Fund 1LVAPGI	Fidelity Adv Growth Opportunities 1LBLFGO	Berger Small Company Growth Investor 1SGRBSC	Ariel Appreciation 175AA	Invesco Dynamics Inv 1MGRIVD	Dreyfus Premier Strategic Value A 1LVADAV
Additions to Net Assets attributed to:
Investment income
Net appreciation (depreciation) in fair value of investment	$(15,797)	$(34,622)	$(11,354)	$(335)	$(197)	$(170)	$(1,001)
Interest and dividends	—	—	—	—	—	—	—

	(15,797)	(34,622)	(11,354)	(335)	(197)	(170)	(1,001)

Contributions:
Participants’	17,895	42,982	11,859	1,443	—	2,169	3,656
Rollovers	—	—	—	—	—	—
Employers	—	—	—	—	—	—	—

Total Additions	2,098	8,360	505	1,108	(197)	1,999	2,655

Deductions from net assets attributed to:
Benefits paid to participants	2,112	2,917	1,624	—	—	—	—
Administrative expenses	—	—	—	—	—	—	—

Total Deductions	2,112	2,917	1,624	—	—	—	—

Net increase (decrease) prior to inter-fund transfers	(14)	5,443	(1,119)	1,108	(197)	1,999	2,655
Inter-fund transfers	(7,271)	5,981	(1,256)	—	9,229	—	1,296

Net increase (decrease)	(7,285)	11,424	(2,375)	1,108	9,032	1,999	3,951

Net assets available for benefits:

Beginning	73,801	148,053	42,906	—	—	—	—

Ending	$66,516	$159,477	$40,531	$1,108	$9,032	$1,999	$3,951

See accompanying notes and independent auditors’ report

	Participant Directed						Non Participant Directed
	Profile Series II 1PBAXP2	Profile Series III 1PBAXP3	Profile Series IV 1PBAXP4	Profile Series V 1PBAXP5	Capital Corp of the West Stock	Other	Loans to Participants	Total
Additions to Net Assets attributed to:
Investment income
Net appreciation (depreciation) in fair value of investment	$(27,839)	$(7,600)	$(1,787)	$195	$939,942	$—	$—	$624,406
Interest and dividends	—	—	—	—	110,432	29	1,581	113,237

	(27,839)	(7,600)	(1,787)	195	1,050,374	29	1,581	737,643

Contributions:
Participants’	34,191	21,407	10,934	1,074	221,520	—	—	721,093
Rollovers	—	—	—	—	2,816	—	—	73,594
Employer	—	—	—	—	80,781	82,824	—	163,605

Total Additions	6,352	13,807	9,147	1,269	1,355,491	82,853	1,581	1,695,935

Deductions from net assets attributed to:
Benefits paid to participants	4,458	—	571	—	103,515	4,279	—	292,937
Administrative expenses	—	—	—	—	—	20,397	—	20,397

Total Deductions	4,458	—	571	—	103,515	24,676	—	313,334

Net increase (decrease) prior to inter-fund transfers	1,894	13,807	8,576	1,269	1,251,976	58,177	1,581	1,382,601
Inter-fund transfers	(3,310)	(1,456)	—	—	28,376	(26,208)	4,114	—
Net increase (decrease)	(1,416)	12,351	8,576	1,269	1,280,352	31,969	5,695	1,382,601

Net assets available for benefits:

Beginning	171,142	79,830	52,578	6,885	1,496,122	26,208	16,280	3,148,955

Ending	$169,726	$92,181	$61,154	$8,154	$2,776,474	$58,177	$21,975	$4,531,556

See accompanying notes and independent auditors’ report

CAPITAL CORP OF THE WEST

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

Note 1 - Description of Plan:

The following description of Capital Corp of the West (Company) 401(k) Plan (Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan. Every Employee of the Company is eligible to participate on the first day of the plan year quarter coinciding with or next following the date on which he `has completed three months of service for participation and has reached age 21. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).

Contributions - Each year, participants may contribute the maximum amount allowed by law of pretax annual compensation as defined in the Plan.  The Company may make a matching contribution.  The amount of the match, if any, will be determined by the Company each year.  Additional discretionary amounts may be contributed at the option of the company’s board of directors.

Participants Accounts - Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and, (b) Plan earnings, and (c) forfeitures of terminated participant’s non-vested accounts.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service.  A participant is 100% vested after three years of credited service.

Investment Options - Upon enrollment in the Plan, a participant may direct employee contributions and employer matching contribution in any of the investment options available.  The funds which represent 5% or more of the net assets available for benefits at December 31, 2002 are indicated by *.

Great West Life Funds:

1GCF 36M - Guaranteed Certificate Fund

1LBLXFG – Maxim Growth & Income

1LGRULT - American Century Ultra

1SBLOI6 – Orchard Index 600

1SVAXLS –Maxim Loomis Sayles Sm-Cap Value

1BIMXUS - Maxim US Govt Mort Sec

1BMSXLC – Maxim Corp. Loomis Sayles Bond

1BSHXST - Maxim Short-term Maturity

1LBLOI5 - Orchard Index 500

Ariel Small Cap Value

1IFSFAO – Fidelity Advisor Overseas

175AA – Ariel Appreciation

1LVADAV – Dreyfus Premier Strategic Value A

1GCF 60M - Guaranteed Certificate Fund

1MMF-1 - Short Term Fund I

1LGRCON - AIM Constellation

1LGRXGI - Maxim Growth Index

1SGRLDG –The Lord Abbett Developing Growth A

1BIMXBI - Maxim Bond Index

1BINXDG – Maxim Global Bond

1LBLFGO -Fidelity Adv Growth Opportunities

1LGRWIN - AIM Weingarten  1SVAXAS – Maxim

1MGRXTM - Maxim Mid Cap T. Rowe Price

1IWSPGC – Putnam Global Growth A

1MGRIVD - Invesco Dynamics

1LBLCHA - AIM Charter

1LVAPGI - Putnam Fund-Growth & Income

1IFSXIA - Maxim Invesco ADR

1IPAXIP – Maxim Index Pacific Fund

1CMMXMM - Maxim Money Market

1PBAXP2 - Profile Series II

1PBAXP4 - Profile Series IV

1MVAOS2 – Oakmark Select II

1LVAXVI - Maxim Value Index

1IWSPGC - Putnam Global Growth

1IWSJAW - Janus Advisor Worlwide

1IEUXIE - Maxim Index European Fund

1PBAXP1 - Profile Series I

1PBAXP3 - Profile Series III

1PBAXP5 - Profile Series V

Capital Corp of the West Stock*

Participants may change their investment options.

Participants Notes Receivable - Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  Loan transactions are treated as a transfer to (from) the Investment Fund from (to) the Participants Note Fund.  Loan terms range from 1-5 years, unless the loan is used for the purchase of a primary residence of the Participant, in which case the term of such loan shall be arrived at by mutual agreement between the Committee and the Participant.  All loans shall be secured by the borrower’s vested account balance and shall be evidenced by the borrower’s promissory note.  The loans will bear interest at a rate being charged for similar purpose loans by institutional lenders.  All loans have a definite repayment schedule with payments being no less than quarterly.

Benefit Payments - On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, annual installments over a period of 10 years or less or an amount each year not to extend beyond the participant’s life expectancy.

Forfeited Accounts  At December 31, 2002 forfeited nonvested accounts totaled $170.  These accounts will be reallocated to participants in the same manner as employer contributions.

Administrative Expenses -  Administrative expenses are paid directly by the Plan.

Note 2   Summary of Accounting Policies:

Basis of Accounting - The financial statements of the Plan are prepared using the accrual method of accounting.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value.  Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.  Shares of Capital Corp of the West are valued by the exchange price on the Nasdaq National Market System at the close of business on December 31, 2002 and 2001.  Participant notes receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.

Benefit Payments - Benefits are recorded when paid.

Note 3 - Plan Termination:

Although it has not expressed the intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, Participants will become fully vested in their accounts.

Note 4 - Tax Status:

The Plan obtained its latest determination letter on October 25, 1995, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The plan has been amended since receiving the determination letter.  However, the plan administrator and the plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

CAPITAL CORP OF THE WEST

401(k) PLAN

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2002

For calender plan year 2002

Name of plan sponsor:

Capital Corp of the West

Name of plan:

Capital Corp of the West
401 (k) Plan

Schedule of Assets Held for Investment Purposes At End of Year

Identity of issue	Value

1GCF 36M - Guaranteed Certificate Fund – 36 Mo.	$30,488
1GCF 60M - Guaranteed Certificate Fund – 60 Mo.	1,764
1IWSJAW - Janus Advisor Worldwide	669
1MMF-1 - Short Term Fund I	8,070
1LGRULT - American Century Ultra	79,511
1LGRCON - AIM Constellation	90,804
1SBLOI6 - Orchard Index 600	18,762
1LGRXGI - Maxim Growth Index	39,670
1SVAXLS –Maxim Loomis Sayles Small Cap Value	14,427
1SGRLDG–The Lord Abbett Developing Growth A	19,023
1BIMXUS - Maxim US Govt Mortgage-Backed Securities	65,218
1BIMXBI – Maxim Bond Index	49,131
1BMSXLC – Maxim Corp. Loomis Sayles Bond	19,297
1BINXDG - Maxim Global Bond	16,103
1BSHXST - Maxim Short-term Maturity	27,971
1LBLOI5 - Orchard Index 500	66,099
1LGRWIN - AIM Weingarten	81,056
1SVAXAS – Maxim Ariel Small Cap Value	52,199
1MGRXTM - Maxim Mid Cap T. Rowe Price	37,988
1LBLXFG – Maxim Founder’s Growth & Income	10,235
1LBLCHA - AIM Charter	110,380
1LVAXVI - Maxim Value Index	73,489
1MVAOS2 – Oakmark Select II	24,986
1IWSPGC - Putnam Global Growth	56,925
1IFSXIA - Maxim Invesco ADR	2,037
1IWSJAW - Janus Advisor Worlwide	3,016
1IPAXIP – Maxim Index Pacific Fund	4,053
1IEUXIE - Maxim Index European Fund	748
1CMMXMM - Maxim Money Market	56,982
1PBAXP1 - Profile Series I	66,516
1PBAXP2 - Profile Series II	169,726
1PBAXP3 - Profile Series III	92,181
1PBAXP4 - Profile Series IV	61,154

Identity of issue	Value

1PBAXP5 - Profile Series V	8,154
1LVAPGI – Putnam Growth & Income Fund	159,477
1LBLFGO – Fidelity Advisors Growth Opportunity	40,531
1SGRBSC – Berger Small Company Growth Investor	1,108
175AA – Ariel Appreciation	9,032
1MGRIVD – Invesco Dynamics	1,999
1LVADAV - Dreyfus Premier Strategic Value A	3,951
Capital Corp of the West – Common Stock	2,776,474
Loans to plan participants	21,975
Cash – Money market Account	4,811
Contribution receivable from Capital Corp of the West	53,366

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Stock Bonus Employee Stock Ownership Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Capital Corp of the West

401(k) and Employee Stock Ownership Plan

Date: July 28, 2003

By:	/S/ R. Dale McKinney
R. Dale McKinney
Chief Financial Officer